HAND & HAND

A LAW CORPORATION
24351 PASTO ROAD, SUITE B
DANA POINT, CALIFORNIA 92629
TELEPHONE (949) 489-2400
FACSIMILE (949) 489-0034
E-MAIL: jehu@jehu.com

May 23, 2007

Cathey Baker
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

> Re: ***Qualsec***
> ***Amendment No. 3 to Offering Statement on Form 1-A***
> ***Filed on April 19, 2007***
> ***File No. 24-10160***

Dear Ms. Baker:

We file herewith amendment number 2 to the Offering Statement. The filing consists of 8 copies sent to the filing desk addressed to 450 Fifth Street, N.W., Washington, DC 20549 , along with 3 additional marked copies to attention of Cathey Baker at Mail Stop 3561, 100 F Street, NE., Washington DC 20549, for the convenience of the staff's review..

We have included the staff's comments below, followed by Qualsec's response in italics.

General

> We note that you make several assertions regarding market conditions on page 10 such as "[b]ecause of a potentially large market (some estimates are as high as $6 billion)" and "[m]ore than a billion dollars has been spent developing these technologies." Please provide us with reasonable support for these assertions and summarize the support in the offering circular. If a third party is the source of the information, please name the third party and the publication where the information can be found. If you cannot provide us with adequate support for the assertions, you should delete them.
>
> *This text has been deleted (page 10).*

1.   We also repeat in part comment three of our previous comment letter dated January 10, 2007. Please further discuss the gap between the funds that the offering could

raise – at the most, $300,000 in gross proceeds – compared to the approximately $5 million that Qualsec needs to bring its product to market.

This has been further discussed as requested (page 7).

2. The proposed financing of the company's operations following the offering and the use of proceeds from the offering remain somewhat confusing. On page 12, the offering circular states that:
    > "...$300,000 representing the combined proceeds of this offering ($300,000) together with funds loaned to Qualsec by an affiliate prior to this offering, will be sufficient for us to complete development of a prototype and commence initial marketing. The costs of developing the prototype are estimated at $140,000."

    The funds in question appear to be the $200,000 that Mr. Hand has loaned to Qualsec "as of April 12, 2007." See page 24. The offering circular states that, "The funds loaned by Joel Hand will be used by Qualsec for engineering and design of prototype ($120,000, marketing ($20,000) and General and Administrative expenses ($60,000)." Please reconcile the disclosure.

    It further appears that the company has not expended any amount of the $200,000 loan, because the use of proceeds table on page 23 sets forth only the amounts from the current offering that will be used for these respective purposes: specifically, $20,000 for engineering and design of prototype (for a total amount of $140,000), $40,000 for marketing (for a total of $60,000) and $35,000 for general and administrative (for a total of $95,000). Please confirm and revise the disclosure accordingly.

    The Company does not understand the staff's comment. In the staff's prior comment letter it was requested "please describe in the table the use of proceeds from this offering which would include the payment of $105,000 to Mr. Hand. In a footnote to the table and in answering questions 10(a), (b) and/or (d), please describe specifically how the company used or will use the funding from the loan by Mr. Hand.' The Use of Proceeds table, with the requested footnote, was revised exactly as the staff requested. However, Qualsec has further expanded on this disclosure under Use of Proceeds (pages 23 and 24) and Item 3(b) (page 12) to try to resolve any potential confusion, and it is hoped that the expanded disclosure will clarify any misunderstanding.

3. It is unclear how much the company currently owes to Mr. Hand for previous advances. We note that the table on page 26 indicates that total debt of the company outstanding, both as of October 31, 2006 and as adjusted for receipt of the maximum proceeds of the offering, is zero. We also note for example, that Note 4 to the financial statements states than an officer and shareholder – apparently Mr. Hand – "advanced $3,000 to the Company in November 2006 which was repaid in the same month" and "loaned $80,000 to the Company on an interest free basis in November

Cathey Baker
May 22, 2007
Page -3-

2006." Please state the amount of funds borrowed from Mr. Hand that are still outstanding.

A new footnote 7, Subsequent Event has been added to the financial statements and the table also has been updated to December 31, 2006 (pages 26 and 27). The table was correct because as of October 31, 2006 and as adjusted for the proceeds, the debt is $0. Item 13 requires the debt owed to be stated as of the most recent balance sheet date, which is now December 31. The most recent balance sheet date is December 31, at which date the amount owed was $80,000, and under the rule it would be incorrect to state this debt as $200,000. We have footnoted the table to clarify this. Item 13 requires the amount of debt to be stated after the offering "as adjusted" for the use of the net proceeds. Since the net proceeds will b e used to retire the related party note, the amount of the related party note should not be included in the "as adjusted" column.

Very truly yours,



Jehu Hand

cc: Cathey Baker
Thomas Kluck